CANANDAIGUA NATIONAL CORPORATION

72 SOUTH MAIN STREET

CANANDAIGUA, NY   14424

George W. Hamlin, IV

                (585) 394-4260

President

August 1, 2008

To Our Shareholders:

At the beginning of this year we were in early stages of what has turned out to be an expansive disruption of credit markets both in the United States and the world. The largest financial institutions, both banks and investment banks, have suffered the consequences of their participation in the securitization of loans which have been euphemistically called “subprime mortgages.”  Indeed, 75% of the mortgages originated in the last two or three years have been made through the indirect securitization process.  The result has been widespread concern over the safety and soundness of financial institutions to include banks of all size and stripe, such as we have not seen in recent history.  This is a bit of a puzzle for us in view of our sound condition and consistently positive performance for the first half of the year which I am sure you will agree is not reflective of the widely reported economic malaise and “trouble” at virtually every corner.

We observe that the current phenomenon is more pronounced in specific geographic regions and demographic profiles in its origins and impact.  Happily, as our performance illustrates, this situation does not involve the Rochester metropolitan region’s geography or its demography to the degree experienced elsewhere, although there is some slowing in the overall economy.

Simply stated, the first half of 2008 for Canandaigua National Corporation has been strong.   I am pleased to report earnings per share of $14.19 up from $11.49 from last year, an improvement of 23.5% year-over-year.  This has been driven principally by an increase in net interest income of 15.9% resulting from an improvement in net interest margin combined with a significant increase in non-interest income.  Operating expenses have been held below budget for the year-to-date; however, planned expenses with respect to opening and staffing two branch offices and a new national trust company in Sarasota, Florida will add an increment of expense toward the end of the year.  Even so, with the momentum generated in the first half of growth in loans of 12% year-over-year, a strong performance by CNB Mortgage, and a splendid performance in indirect auto loans, we expect to end the year by a nice margin over our original budget barring any untoward event befalling us.

I am equally pleased to report a dividend for the second half of $4.75 per share which brings the total dividend for 2008 to $9.00 per share compared with $8.00 per share for 2007, or a 12.5% increase year-over-year.  Because it is our stated goal “to grow our Company, to own it” rather than the prevalent experience observed of “growing it, to sell it”, it is important to note that since 2002, the compounded growth rate of your dividend has been 14.0% in each of those six years.   That increase, given an environment of inflation which has generally averaged between 2% and 3%, delivers to you a real increase of currently usable dollars of at least 11% net year-over-year.

Despite the widely reported malaise in the economy, we continue to enjoy a high quality of assets as indicated by a net charge-off of loans at lower than expected levels and below peer financial institutions, and past due loans which are equally very acceptable and well below peers.  This is an indication that our experience in this marketplace is different from that which is widely reported in the media.   The lesson here is that often times what is reported as the “average experience” may not describe any particular entity’s actual situation.  So it has been for us.  We did not deviate from our traditional credit standards which do not permit either originating subprime loans or investing in securities backed by subprime loans, period!   We continue to lend directly to individuals in our community, underwrite and validate both income, excess cash flow net of expenses and the existence and value of collateral, and fund these loans with deposits gathered here in our community in such a way that we are on both sides of the transaction.  We are a community bank and know the environment,” terrain,” and people who live, work, and play here.  Larger institutions, some the most sophisticated in the world, effectively outsourced the underwriting judgments with fatal results.  We in stark contrast did not and do not outsource such a critical function, in view of our propensity to lend directly to individuals that we know in markets that we know, funded by depositors that we know while supervising all phases of the process within our organization which leads to and fosters accountability and a low-risk approach to underwriting this important segment of our economy.

Your investments, made in us and through us, are safe and sound because they are managed by thoughtful people who pay attention and know their markets and their customers.   That is why we are a sound financial institution which does well in a dynamic world.   These days this requires continuous adaptation and adjustment to an infinite variety of challenges which are part and parcel of what we do as a vital dynamic institution.   I trust this explanation and its detail give you reason to believe that our very existence for these many years through World Wars and depressions, in every manner and sort of geopolitical event, has not been an accident but a matter of considered skill and intention of a talented group of people gathered in the common cause to underwrite this community through serving our customers in a financially responsible, prudent fashion.

Thank you for your continued support and investment in this community enterprise through which we provide a healthy, tangible financial return which, in turn, fosters an even greater return on community investments as it acts as a catalyst and a community intermediary for both financial resources and human talent.

Very truly yours,

/s/George W. Hamlin, IV

George W. Hamlin, IV

President and CEO

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